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6/4/2004

04015495

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RECEIVED JUN 01 2004 SEC MAIL PROCESSING SECTION 158 WASH. D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 - A PART III amended

SEC FILE NUMBER
8- ~~37375~~ 37575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Investments Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Persimmon Tree Lane
(No. and Street)

Bethesda	MD	20817
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry L. Haase (301) 718-7991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mehler & Wichansky, PC
(Name – *if individual, state last, first, middle name*)

1140 Connecticut Avenue, NW, Suite 803,	Washington,	DC	20036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DIVERSIFIED INVESTMENTS GROUP, INC.

FINANCIAL REPORT

FOR THE YEAR ENDED

DECEMBER 31, 2003

DIVERSIFIED INVESTMENTS GROUP, INC.
FINANCIAL REPORT
YEAR ENDED DECEMBER 31, 2003

CONTENTS

MEHLER & WICHANSKY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 803
1140 CONNECTICUT AVENUE, N.W.
WASHINGTON, D.C. 20036

(202) 293-9330
FAX: (202)452-1973

INDEPENDENT AUDITORS' REPORT

Board of Directors
Diversified Investments Group, Inc.
Bethesda, MD

We have audited the accompanying statements of financial condition of Diversified Investments Group, Inc. (the Company) as of December 31, 2003 and related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Investments Group, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8-10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mehler & Wichansky, P.C.
Mehler & Wichansky, P.C.

February 23, 2004

DIVERSIFIED INVESTMENTS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current Assets	
Cash	$ 10,518
Total Current Assets	10,518
TOTAL ASSETS	$ 10,518

LIABILITIES AND EQUITY

Current Liabilities	
Due to related entities (Note 3)	$ 1,161
Total Liabilities	1,161
Stockholder's Equity	
Common stock, $0.01 par value, 100,000 shares authorized, 501 shares issued and outstanding	5
Paid-in capital	10,465
Retained (deficit)	(1,113)
Total Stockholder's Equity (Note 6)	9,357
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 10,518

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED INVESTMENTS GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue		
Due diligence (Note 3)	$	27,300
Interest income		57
Total Revenue		27,357
Expenses		
Accounting		4,585
Filing fees		5,152
Consulting fees		11,125
Insurance		369
Miscellaneous		19
Management fees (Note 3)		5,801
Total Expenses		27,051
NET INCOME	$	306

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED INVESTMENTS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Paid-in Capital	Retained (Deficit)	Total Stockholder's Equity
Beginning Balance, January 1, 2003	$5	$10,465	$(1,419)	$ 9,051
Net Income For the Year Ended December 31, 2003			306	306
Ending Balance, December 31, 2003	$5	$10,465	$(1,113)	$ 9,357

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED INVESTMENTS GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities	
Net Income	$ 306
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in due to related entities	(4)
Total adjustments	(4)
Net cash provided by operating activities	302
Net increase in cash	302
Cash, beginning of year	10,216
Cash, end of year	$ 10,518

The accompanying notes are an integral part of these financial statements.

DIVERSIFIED INVESTMENTS GROUP, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

1. NATURE OF BUSINESS

Diversified Investment Group, Inc. (the Company) was incorporated in the District of Columbia on March 3, 1987. The Company primarily arranges the private placement of limited partnership interests to other broker dealers in exchange for commissions and due diligence fees. It does not maintain customer accounts or handle securities. The Company has registered as a broker-dealer with the Securities and Exchange Commission and has been accepted as a member of the National Association of Securities Dealers, Inc. As of December 31, 2003, the Company has registered to do business in several states/jurisdictions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company maintains a management service agreement with Diversified Investment Services, LLC (DIS) of which Mr. Barry Haase is a 50% member. The agreement provides for payment of all expenses of Diversified Investments Group, Inc., with exception of income taxes, if any, by DIS. In consideration for the payment by DIS of the Company's share of certain expenses, the Company has agreed to pay a management fee equal to 95% of its income. The Company is under no obligation to pay such fee if such payment would reduce net capital below the amount required by the SEC or any applicable state Securities Commission. This agreement had an initial term through December 31, 2000 and will continue year to year unless terminated by either party.

During 2003, the Company received due diligence fees of $12,000 from North South Communities, LLC, hereafter "North South". Mr. Barry Haase is a 68% owner of the managing member of North South. The managing member owns 1% interest in North South. The Company also received $15,300 from Select Resort Communities, LLC, hereafter, "Resort". Mr. Barry Haase is a 68% owner of the managing member of Resort. The managing member owns 1% interest in Resort.

4. INCOME TAXES

The Company with the consent by its shareholder has elected to be treated as an "S" Corporation under Subchapter S of the Internal Revenue Code and its shareholder includes his respective share of taxable income or loss of the Company in his individual tax return. As a result, income taxes are not imposed on the Company.

5. CONCENTRATION OF CREDIT RISK

The Company primarily arranges the private placement of limited partnership interest and limited liability company units in exchange for commissions and due diligence fee. Receivables arising from private placements are not collateralized.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined, the greater of $5,000 or 6-2/3% of aggregate indebtedness. This requirement has been met as of December 31, 2003. As of December 31, 2003, the Company had net capital (as defined) of $9,357.

SUPPLEMENTARY INFORMATION

DIVERSIFIED INVESTMENTS GROUP, INC.
COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

SCHEDULE I

Total stockholder's equity	$9,357
Deduct stockholder's equity not allowed for net capital	0
Total stockholder's equity qualified for net capital	9,357
Liabilities subordinated to claims of general creditors	0
Adjusted net worth	9,357
Less non-liquid assets	0
Tentative Net Capital	9,357
Less reserves	0
Regulatory Net Capital	9,357
Minimum Net Capital Required	5,000
Excess Net Capital	$4,357
Aggregate indebtedness	$1,161
RATIO: Aggregate indebtedness to net capital	12.41%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part 11A of Form X-17 A-5 as of December 31, 2003)

Net Capital, as reported in Company's Part 11 (unaudited) FOCUS REPORT	$ 10,517
Accrued management fee payable	(1,161)
Net Capital per above	$ 9,357

DIVERSIFIED INVESTMENTS GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2003.

No material difference exists in the computation of the reserve requirement above and as reported in the Company's (unaudited) FOCUS report.

DIVERSIFIED INVESTMENTS GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

SCHEDULE III

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2003.

No material difference exists in the information relating to possession or control requirements above and as reported in the Company's (unaudited) FOCUS report.

MEHLER & WICHANSKY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 803
1140 CONNECTICUT AVENUE, N.W.
WASHINGTON, D.C. 20036

(202) 293-9330
FAX: (202)452-1973

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Diversified Investments Group, Inc.
Bethesda, MD

In planning and performing our audit of the financial statements and supplementary information of Diversified Investments Group, Inc., (the Company) for the year ended December 31, 2003 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirement for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5
(CONTINUED)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31,2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Mehler & Wichansky, P.C.

Mehler & Wichansky, P.C

February 23, 2004